RREEF Property Trust, Inc.

345 Park Avenue, 24th Floor

New York, NY 10154

January 3, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RREEF Property Trust, Inc.
Request for Acceleration
File No. 333-180356

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RREEF Property Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-180356) and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Washington, D.C. time, on January 3, 2013 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with this request for acceleration of effectiveness, the Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 454-0729.

Sincerely,

/s/ JULIANNA S. INGERSOLL
Julianna S. Ingersoll
Chief Financial Officer and Vice President

cc:	Mr. Michael McTiernan
Ms. Rosemarie A. Thurston
Mr. Jason W. Goode